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                              January 17, 2024

       Stephen Sills
       Chief Executive Officer
       Bowhead Holdings Inc.
       1411 Broadway, Suite 3800
       New York, NY 10018

                                                        Re: Bowhead Holdings
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
21, 2023
                                                            CIK No. 0002002473

       Dear Stephen Sills:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Draft Registration Statement on Form S-1

       General

   1. Please provide us with supplemental copies of all written communications, as defined in
                                                        Rule 405 under the
Securities Act, that you, or anyone authorized to do so on your behalf, have presented or
expect to present to potential investors in reliance on Section 5(d) of the
                                                        Securities Act, whether
or not you retained, or intend to retain, copies of those
                                                        communications. Please
contact Aisha Adegbuyi at (202) 551-8754 to discuss how to
                                                        submit the materials,
if any, to us for our review.
   2. We note that press coverage of Bowhead discusses a number of points of connection with your two largest
shareholders that do not appear to have been discussed in the draft registration statement.
For instance, we note that trade publications state that "[t]he partnership with
American Family is understood . . . [to have] an option for the US insurer to buy Bowhead
Specialty." Please tell us whether the reporting is accurate related to any purchase options for
American Family or any of your other controlling shareholders. To the extent that the
reporting is accurate, please tell us whether these purchase obligations
 Stephen Sills
FirstName  LastNameStephen Sills
Bowhead Holdings  Inc.
Comapany
January 17,NameBowhead
            2024        Holdings Inc.
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         will remain after the completion of the pre-IPO reorganizations contemplated in the draft registration statement, and make appropriate revisions if necessary.
A Letter From Our Founder and Chief Executive, page vi

3. In order to present the discussion by Mr. Sills in the appropriate context, including a discussion of Bowhead's business, please move this letter so that it appears after the prospectus summary.
Prospectus Summary, page 1

4. This document appears to have been written for a reader who is conversant with the insurance business. For instance, we note that you use several shortened descriptions for key concepts related to the markets that you serve, and the products that you sell. For instance, we note that you use the term GL, for general liability, and FI, for financial institutions, without explaining the term or how it might impact your business and the risks of the products you sell. Please revise the prospectus summary to provide appropriate explanations of your business and the terms used, to allow a reader to understand your business, and the more detailed discussions you present in the risk factors and business sections.
Who We Are, page 1

5. We note your disclosures regarding the domiciles, nature, and licenses of your subsidiary entities. We also note your disclosure regarding your ability to write business through your relationship with AMFIC and its subsidiaries. Please revise your disclosures to explicitly clarify whether your own legal entity licensures and statuses are sufficient to permit you to write business on a standalone basis or whether your ability to write business is predicated on your relationship with AMFIC and its subsidiaries.
6.       We note your disclosure on page 2 and elsewhere that you originate
business    on the
         paper    of AmFam. Please tell us and revise your disclosures to fully explain what this
         means. In addition, provide a more fulsome discussion of the contractual terms and rights between you and AmFam under this arrangement, such as fee terms, whether any authority parameters exist, how decisions are made and whether there is a right of refusal or denial by either entity.

Our Business, page 2

7. We note your disclosure, here and on page 68, regarding gross written premiums by underwriting division and product for the year ended December 31, 2022. Please revise your disclosures in an appropriate location to also address any geographic concentrations
         (such as states) for your policies, as applicable.

8.       We note your disclosures, such as on page 6, that you    go to market
  under the Bowhead
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FirstName  LastNameStephen Sills
Bowhead Holdings  Inc.
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         brand. We also note your disclosure, such as on page 9, that you go to market leveraging
         AmFam   s legal entities, ratings, and licenses through your
agreements with AMFIC.
         Please revise your disclosures, here or elsewhere, to clarify what you mean in each context and to clarify the distinction between the two statements.
9. We note your disclosures regarding products/solutions offered by your divisions. Please revise your disclosures to clarify, here or elsewhere, as appropriate, whether any of your policies cover physical damage and, if so, quantify the proportion covering physical damage versus liability.
Our Structure, page 9

10. We note that a trade publication, Program Manager, in an article posted on October 16,
         2023, indicated that your agreement with American Family runs through 2026. To the extent that this reporting is accurate, revise your disclosure to indicate the current term of your agreement. Also, disclose the extent to which negotiations for an extension have occurred, or are ongoing, and whether the extension will be in place before the IPO. Make conforming changes to your risk factor on page 17.
11. Revise your presentation to show your organizational structure after the reorganization. Ensure that you reflect the ownership interests of purchasers in the offering contemplated by this draft registration statement.
12. We note that your two main shareholders, Gallatin and American Family, both have a number of other business interests in the insurance business. Please tell us, with a view towards revised disclosure, whether either of your controlling shareholders have any restrictions on their ability to compete with Bowhead in your main lines of insurance, or to offer employment to existing or future key Bowhead employees. Summary of Risk Factors, page 10

13. Revise the summary to highlight the most significant risks to investors in your business.
         We note that the existing summary does not discuss your status as a controlled company, but does include a relatively in-depth discussion of your status as an emerging growth company.
Risk Factors
Inability to maintain our strategic relationship with AmFam would materially adversely affect our business., page 17

14. We note your disclosures that you rely on your strategic partnership with AmFam and that related contractual arrangements may terminate or be terminated under certain circumstances. Please revise your disclosures, here or elsewhere as appropriate, to provide additional detail regarding terminations of these arrangements, such as but not limited to the circumstances in which the contractual arrangements may be terminated; whether such terminations could be initiated by you, AmFam, or either party; and how much (if any)
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FirstName  LastNameStephen Sills
Bowhead Holdings  Inc.
Comapany
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         advance notice you would receive before termination.
A decline in AmFam's financial strength rating or financial size category may adversely affect our financial condition . . ., page 18

15. We note your disclosure that you do not currently have a standalone A.M. Best rating for
         BICI and that you leverage AmFam   s A.M. Best rating for certain
lines of business.
         Please revise your disclosures to explain what business, if any, you would be unable to conduct if the contractual relationship with AmFam were terminated, and to quantify this in the context of your overall operations.
Our losses and loss expense reserves may be inadequate..., page 20

16. We note your disclosure on page 75 that "[you] underwrite business on both an admitted and E&S basis, depending on the specific product and segments that we target." You go on to say on page 78 that you "predominantly write non-admitted business in the E&S market." Revise this risk factor to indicate whether your choice to primarily write non-
         admitted policies contributes to the uncertainty related to your loss reserves.
Adverse economic factors, including recession, inflation . . . could result in the sale of fewer policies than expected . . ., page 25

17. We note your disclosure on page 25 that "factors, such as business revenue, economic conditions, the volatility and strength of the capital markets and inflation can affect the business and economic environment." Please update this risk factor to reflect how recent inflationary pressures impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.
The insurance business is historically cyclical in nature, which may affect our financial performance . . ., page 26

18. Please clarify in this risk factor, and its subheading, where the insurance industry currently is in terms of its cyclical nature so that investors may assess the risk. Additionally, please clarify which programs and lines of business you believe are impacted or not significantly impacted by the hard and soft market cycles you discussed. Furthermore, discuss the extent to which management believes that you have experienced the key elements of the cycle since you began operations in 2020.
We are subject to extensive regulation, which may adversely affect our ability to achieve our business objectives., page 28

19. We note your disclosure on page 29 and elsewhere (such as the Risk-Based Capital section) that you are subject to certain requirements under a company-specific stipulation and order from the Wisconsin OCI. Please revise your disclosures, here and elsewhere as appropriate, to explain the nature of this company-specific stipulation and order, such as what prompted its issuance; when it was put in place; how long it will be in place, if
 Stephen Sills
Bowhead Holdings Inc.
January 17, 2024
Page 5
         known; and what other terms within it, if any, restrict or impact your operations, and how.
We could be adversely affected by the loss of one or more key personnel . . ., page 30

20. Revise this risk factor to discuss the extent to which your key personnel, including those representing key lines of business and your claims processing, are covered by employment or non-compete contracts. Revise your discussion in an appropriate portion of your business or management's discussion sections to discuss the extent to which management has a policy to enter into contractual arrangements with key employees to minimize the risk of disruption to your business in the event of a key employee's departure.
Our management will have broad discretion over the use of the proceeds we receive in this offering . . ., page 39

21. We note your disclosure that "[your] management will have broad discretion in the application of the net proceeds from the sale of shares by [you] in this offering, including for any of the purposes described in the section entitled 'Use of Proceeds,' and [investors]
         will not have the opportunity as part of [their] investment decision to assess whether the net proceeds are being used appropriately." To the extent that you have a use in mind for the net proceeds, disclose it or clarify what you mean by this statement to give investors the ability to better understand the possible risks.
Our amended and restated certificate of incorporation . . . , page 41

22. We note your disclosure on page 41 that "[your] amended and restated certificate of incorporation further will provide that, unless [you] consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the
         United States, including any claims under the Securities Act and the Exchange
         Act." Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Liquidity and Capital Resources
Reinsurance, page 58

23. We note your disclosures on page 59 that your Cyber line of business uses different quota share reinsurance and excess of loss reinsurance treaties from those used by your other lines of business. We also note your disclosure of the Cyber quota share structure. Please
FirstName LastNameStephen Sills
       revise your disclosures to also discuss the Cyber business   s excess of
loss reinsurance
Comapany    NameBowhead
       treaty arrangements or Holdings Inc.if true, that no excess of loss arrangements are currently to clarify,
Januaryin17,
          place forPage
             2024   that 5line of business.
FirstName LastName
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FirstName  LastNameStephen Sills
Bowhead Holdings  Inc.
Comapany
January 17,NameBowhead
            2024        Holdings Inc.
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Page 6 17, 2024 Page 6
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Quantitative and Qualitative Disclosures about Market Risk, page 61

24. We note that your sensitivity analysis for your interest rate risk exposure assumes a 100-
         basis point increase/decrease in interest rates. Please tell us how you determined that 100-
         basis points was an appropriate measurement point for the possible impact of an increase or decrease in interest rates, particularly given the changes in interest rates experienced in the past 12 months.


Business, page 67

25. We note your risk factor disclosure on page 18, that you are dependent on a key group of brokers to distribute your policies to potential clients. We also note that you discuss your key brokers in Note 12, disclosing your largest relationships on page F-22. Revise this section, or another section, to discuss how you manage your broker relationships, including evaluating possible credit risk and renewal activities of your current key broker partners, as well as efforts to recruit additional brokers. Competition, page 83

26. We note your disclosure that "some of [y]our notable competitors include: American
         International Group, Inc., Arch Capital Group Ltd., AXA S.A., Axis Capital Holdings
         Ltd., Berkshire Hathaway Corporation, C.V. Starr & Co., Inc., Chubb Ltd., Cincinnati
         Financial Corporation, CNA Financial Corporation, Liberty Mutual Insurance Company,
         Nationwide Mutual Insurance Company, The Doctors Company, The
Travelers
         Companies, Inc. and W.R. Berkley Corporation." Please provide the criteria you used to identify these companies as your competitors.
Human Capital, page 83

27. We note your disclosure that "[a]s of November 30, 2023, [you] had over 190 employees." Please tell us, with a view towards revised disclosure, the reason why you cannot be precise about the total number of employees as of November 30, 2023.
Regulation
IRIS Ratios, page 89

28. We note your disclosure that "[a]s of December 31, 2022, BICI had results outside the normal range in four categories. [Your] results for these ratios are attributable to the significant growth in premiums and low investment yields due to the current interest rate environment. Management does not anticipate regulatory action as a result of these IRIS ratio results." Please disclose exactly what these results were and revise your risk factors section accordingly for investor clarity or advise.
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Comapany
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Certain Relationships and Related Party Transactions
Director Nomination Agreement, page 97

29. We note your disclosure that "BIHL will have the right (but not the obligation) to nominate individuals to [your] board of directors. Subject to limited exceptions, [you] will include these nominees in the slate of nominees recommended to our stockholders for election as directors." Please describe what the referenced limited exceptions are to give investors a more detailed understanding of this agreement.
Notes to Consolidated Financial Statements
2. Significant Accounting Policies
o) Share-Based Compensation, page F-11

30. We note your disclosures, here and in Note 9, regarding Class P interests granted by
         BIHL, which are accounted for as equity. Please revise your disclosures to clarify: (i)
         whether the Class P interested are entitled to the profits of BHI, BIHL or both; (ii) where the related expense is booked within your income statement; and (iii) whether payouts result in cash payments or share issuance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cara Lubit at 202-551-5909 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact
Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-3419 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance
cc:      Dwight S. Yoo, Esq.